File No. 812-13486

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

________________________________________________________________
________________________________________________________________

In the matter of:
EXCHANGE TRADED SPREADS TRUST
ETSPREADS, LLC
ALPS DISTRIBUTORS, INC.

________________________________________________________________
________________________________________________________________

AMENDED AND RESTATED APPLICATION FOR
AN ORDER OF EXEMPTION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 24(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT, PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND PURSUANT TO SECTION 12(d)(1)(J) FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

________________________________________________________________
________________________________________________________________

Communications, Notice and Order to:

Stephen C. Rogers
ETSpreads, LLC
44 Montgomery Street, Suite 2100
San Francisco, CA  94104

Copies to:

W. Thomas Conner, Esq.	Eric C. Freed, Esq.
Sutherland Asbill & Brennan LLP	Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.	1114 Avenue of the Americas
Washington, DC 20004-2415	40th Floor
New York, NY 10036

________________________________________________________________
________________________________________________________________

April 28, 2011

Page 1 of 73 sequentially numbered pages

i

IV. Conditions		57
A.	Actively-Managed Exchange-Traded Fund Relief	57
B.	Section 12(d)(1) Relief	58
V. Names and Addresses		63
VI. Authorization and Signatures		63

ii

ETSpreads, LLC, ALPS Distributors, Inc., and Exchange Traded Spreads Trust (the “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit the Exchange Traded Spreads Trust (the “Trust”) to create and operate four (4) actively-managed series of the Trust (the “Initial Funds”) that offer exchange-traded shares (“Shares”) with limited redeemability.

Applicants request that the order requested herein apply to any future series of the Trust or of other open-end management companies that may utilize active management investment strategies (“Future Funds”).  Future Funds may have investment objectives similar to those of the Initial Funds,1 or may invest in equity securities, fixed income securities, or derivative instruments with respect thereto traded in the U.S. markets.  Within the scope of this Application, Future Funds will not seek leveraged returns. Upon approval from the Securities and Exchange Commission, which is not currently contemplated, Future Funds may obtain exemptive relief in order to do this. Any Future Fund will (a) be advised by ETSpreads, LLC (the “Adviser”) or an entity controlling, controlled by, or under common control with the

1
Like the Initial Funds (the investment objective of each Initial Fund is explained in Section I.B hereof), such a Future Fund would seek to provide investment results that correspond generally, before fees and expenses, to the performance of a designated “credit market” plus the return on specified fixed-income instruments in which the Future Fund would maintain its assets.  Such Future Fund would seek to achieve its investment objective by entering into certain credit default swap contracts, and to the extent not required to provide collateral to a contract counterparty, would maintain its assets in fixed-income instruments; such fixed-income instruments may be similar to the fixed-income instruments in which the Initial Funds will maintain their assets, but could have, for example, longer maturities.

Adviser, and (b) comply with the terms and conditions of the order.  The Initial Funds and Future Funds together are the “Funds” and each fund individually, a “Fund”.  Each Fund will operate as an actively-managed exchange-traded fund (“ETF”).

Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as a “Creation Unit.”  Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the “Exchange”).  The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

The Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act,” and any such brokers or dealers registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).  Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to:  (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act2 as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund (as defined below); and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment

2	“Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are referred to herein collectively as “Investing Funds”).  Investing Funds do not include the Funds.  This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(l)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds in excess of the limitations mandated by Section 12(d)(1)(B).

All entities that currently intend to rely on the order are named as applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of this application (the “Application”).  An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that may accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”).

I.	Exchange Traded Funds

A.        The Applicants

1.          The Trust is a business trust organized under the laws of the State of Delaware and is registered with the Commission as an open-end management investment company.3   The Trust will offer the following Initial Funds:  the ETSpreads High Yield CDS Tighten Fund, the ETSpreads High Yield CDS Widen Fund, the ETSpreads Investment Grade CDS Tighten Fund, and the ETSpreads Investment Grade CDS Widen Fund.4  The Trust is overseen by a board of trustees (the “Board”) which will maintain the composition requirements of Section 10 of the 1940 Act5.  Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “non-diversified” under the 1940 Act.  Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986 (the “Code”).

2.          The Adviser will be the investment adviser to the Funds.  The Adviser is a California limited liability company, with its principal office located at 44 Montgomery Street, Suite 2100, San Francisco, CA 94104.  The managing member of and the holder of the controlling interest in the Adviser is CCM Partners, LP (“CCM”).  CCM is indirectly controlled by a family trust of which Stephen C. Rogers is a co-trustee.  The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”) prior to the commencement of operations of the Initial Funds.  The Adviser may in the

3	The Trust filed a registration statement on Form N-1A on January 28, 2008, and Pre-Effective Amendment No. 1 to such registration statement on July 7, 2008 (File Nos. 333-148886 and 811-22177).

4
The ETSpreads High Yield CDS Tighten Fund and ETSpreads High Yield CDS Widen Fund are referred to herein collectively as the “High Yield Funds.”  The ETSpreads Investment Grade CDS Tighten Fund and ETSpreads Investment Grade CDS Widen Fund are referred to herein collectively as the “Investment Grade Funds.”  The ETSpreads High Yield CDS Widen Fund and the ETSpreads Investment Grade CDS Widen Fund are referred to herein collectively as the “Inverse Funds,” and the ETSpreads High Yield CDS Tighten Fund and ETSpreads Investment Grade CDS Tighten Fund are referred to herein collectively as the “Direct Funds.”

5	The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

future enter into sub-advisory agreements with one or more investment advisers to act as “subadvisers” with respect to particular Funds (each, a “Subadviser”), although the Adviser has no current intention of doing so.  Any Subadviser will be registered under the Advisers Act.

Neither the Adviser nor its affiliates currently serves as investment adviser to any fund or portfolio that has an investment objective similar to the objectives of the Initial Funds.  However, CCM has served as investment adviser to certain equity index funds since 1992, and routinely invests in index futures contracts for those funds.  Investment in futures contracts shares a number of salient characteristics with investment in credit default swap contracts (“CDS Contracts”) (which, as discussed below, is one of the principal investment strategies of the Initial Funds), including the posting of relatively small amounts of margin or collateral, and the investment of amounts representing the notional value of such contracts in cash or cash equivalents.  In addition, the lead portfolio manager for the Initial Funds has three years of experience in trading CDS Contracts and other derivative instruments through his prior employment as the head trader for a hedge fund investing in such instruments.

3.          ALPS Distributors, Inc. (the “Distributor”), a Delaware corporation, will serve as the principal underwriter and distributor for each of the Initial Funds.  Any future distributor (included in the term “Distributor”) will comply with the terms and conditions of the Application. The Distributor is a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”).  The Distributor will distribute Shares on an agency basis.  The Distributor will be identified as such in the current prospectus (“Prospectus”) for each Fund6.  The

6	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering shares.

Bank of New York Mellon will serve as custodian (“Custodian”), transfer agent (“Transfer Agent”), administrator and dividend disbursing agent to the Trust.

No distributor, Adviser, Subadviser, Trust or Fund is, or will be, affiliated with any Exchange.

B.         The Initial Funds and their Investment Objectives

1.          General

The investment objective of each Initial Fund is as follows:

Initial Fund	Investment Objective
ETSpreads High Yield CDS Tighten Fund	Seeks to provide investment results that correspond generally, before fees and expenses, to the performance of the five-year high yield credit market plus the return on U.S. Treasury bills.
ETSpreads High Yield CDS Widen Fund
Seeks to provide investment results that correspond generally, before fees and expenses, to the inverse of the performance of the five-year high yield credit market plus the return on U.S. Treasury bills.

ETSpreads Investment Grade CDS Tighten Fund	Seeks to provide investment results that correspond generally, before fees and expenses, to the performance of the five-year investment grade credit market plus the return on U.S. Treasury bills.
ETSpreads Investment Grade CDS Widen Fund
Seeks to provide investment results that correspond generally, before fees and expenses, to the inverse of the performance of the five-year investment grade credit market plus the return on U.S. Treasury bills.

In seeking to achieve the respective investment objective of each Initial Fund, the Adviser will, under normal circumstances, cause the Initial Fund to enter into CDS Contracts with respect to Reference Entities (as defined below) with high yield credit ratings (in the case of the High Yield Funds) or investment grade credit ratings (in the case of the Investment Grade Funds) with a notional amount of at least 80% of the Initial Fund’s net assets.  To the extent that an Initial Fund is not required to provide collateral to CDS Contract counterparties to secure its obligations under CDS Contracts, the Initial Fund will maintain its assets in liquid Short-Term Investments (as defined below) in order to further secure such obligations and to maintain appropriate assets by which redemption requests can be met.

2.	Description of CDS Contracts

CDS Contracts are derivative instruments that allow investors to buy and sell protection against default or other adverse credit event with respect to the debt securities of a specific company or group of companies or governmental entity or group of entities (each, a “Reference Entity”).  “CDX Contracts” are a type of CDS Contract that allow investors to buy and sell similar protection with respect to a pre-determined group of Reference Entities from various industries, but with similar credit ratings.

In a CDS transaction, one party (sometimes referred to as a “protection buyer”) agrees to pay the other party (the “protection seller”) a set periodic premium for the life of the contract, based on a given notional amount of the contract.  In addition, if a CDX Contract is entered into after Contracts of that series have begun to be offered, the protection buyer will make payment to, or receive a payment from, the protection seller to take into account the difference between the current market value of the CDX Contract and the initial value of that CDX Contract.

In exchange for the premium paid, the protection seller agrees to make certain payments in the event of a credit event (such as a default) relating to a Reference Entity.  The CDS Contract may call for cash settlement or physical settlement if such a credit event occurs, or may permit the protection buyer to choose either cash or physical settlement.  If physically settled, the protection buyer delivers to the protection seller a face amount of a specified security of the defaulted Reference Entity equal to the original notional amount of the CDS Contract (or, in the case of a CDX Contract, a fraction of the original notional amount reflecting the weighting of the defaulted Reference Entity in such Contract), and the protection seller delivers the face amount of such securities in cash.  If the CDS Contract is cash settled, the cash price to be paid to the protection buyer will generally be determined by an auction conducted under protocols published by the International Swap and Derivatives Association, Inc. (“ISDA”).  The Initial Funds generally intend to require cash settlement under their CDS Contracts.  In any event, the protection buyer is protected against a default by a Reference Entity, and the protection seller takes on the risk of such a default.  Therefore, if an Initial Fund is a protection seller and a default by a Reference Entity occurs, the Initial Fund will likely lose money because it will need to pay the protection buyer the difference between the face value of the security of the Reference Entity and its market value (or, in the case of a physically-settled CDS Contract, pay the protection buyer such face value and receive the security in return).

Of course, a typical fixed income security is subject to two primary risks:  credit risk and interest rate risk.  Applicants assert that CDS Contracts can be viewed as a means of isolating and transferring the credit risk associated with a fixed income security or securities, without incorporating the interest rate risk of the security or securities.

CDS Contracts are privately negotiated arrangements that are documented under standard ISDA forms.  Specifically, the pre-printed ISDA Master Form, Credit Support Annex, and Standard Terms Annex7 provide a set of default terms for derivative transactions, including provisions relating to payment mechanics, standard representations and covenants, events of default by one party that give the other party a right to terminate transactions, procedures for how to terminate transactions and determine net transaction values, and provide for collateral to be pledged to one or both parties.  The counterparties also negotiate a “schedule” to the Master

7	A Standard Terms Annex provides the standard terms for transactions processed through a clearing house (“Cleared Transactions”).

Form and a paragraph 13 to the Credit Support Annex to account for party-specific terms, such as the extent to which termination provisions will apply, withholding tax issues, requests for authority and constituent documents to be delivered, and certain administrative details.  The party-specific documents also modify and supplement the pre-printed forms to address certain issues that specifically relate to the parties involved and the types of transactions into which they intend to enter, such as credit considerations and operational issues, and provide for an amount of collateral depending on each party’s creditworthiness and level of exposure (i.e., the amount a party is either “in” or “out of” the money to the other party), thresholds for posting collateral, dispute resolution procedures regarding valuation of collateral or exposure, rights to use collateral, and custodial provisions.  The Adviser expects to enter into ISDA Master Agreements on behalf of the Initial Funds with certain of the commercial and investment banks that are among the most active market makers in CDS Contracts prior to the initial offering of Fund Shares, and expects to enter into ISDA Master Agreements with additional market makers (collectively, “counterparties”) in the future.  These additional counterparties may, in general, enter into a lesser volume of CDS Contract transactions than do the Initial Funds’ anticipated initial counterparties.

Entering into CDS Contracts will expose an Initial Fund to the credit risk of the counterparty.  For example, a counterparty may not settle a CDS Contract transaction in accordance with its terms and conditions, whether due to a dispute over such terms and conditions or due to credit or liquidity problems experienced by the counterparty, thus causing an Initial Fund to suffer a loss if the collateral posted by the counterparty is insufficient to cover its obligations.  While the Adviser will cause the Initial Funds to enter into CDS Contract transactions only with counterparties that it deems to be creditworthy, there can be no guarantee that the Adviser’s evaluations of creditworthiness will be correct.

The CDX Contracts typically entered into by the High Yield Funds relate to 100 North American companies with below investment grade credit ratings.  The CDX Contracts typically entered into by the Investment Grade Funds relate to 125 North American companies with investment grade credit ratings.  Each such Reference Entity is equally weighted in the CDX Contracts, so that a credit event as to a single Reference Entity in the CDX Contract will result in a transfer of cash and/or securities based upon a fraction (1/100 in the case of the high yield CDX Contracts and 1/125 in the case of the investment grade CDX Contracts) of the total notional amount of the contract.

In the case of CDX Contracts, a new series of Contract (sometimes with one or more different Reference Entities) is established every six months.  However, existing CDX Contracts of prior series may remain outstanding.

3.          Principal Investment Strategies

Similar to many fixed-income ETFs, Creation Unit purchases for the Initial Funds generally will be made in exchange for an all-cash payment (the sale of fund shares are discussed in greater detail in section I. E.). As noted above, each Initial Fund will, under normal market conditions, enter into CDS Contracts with respect to Reference Entities with high yield or investment grade credit ratings, as appropriate, with a notional amount of at least 80% of its net assets.  The Direct Funds will normally be net protection sellers under CDS Contracts in order to achieve exposure to the appropriate fixed income credit market, while the Inverse Funds will normally be net protection buyers in order to achieve inverse exposure to the appropriate fixed income credit market.  It is anticipated that exposure to the relevant credit market will be achieved primarily through CDX Contracts, rather than “single name” CDS Contracts.8  CDX Contracts are generally more liquid and trade at narrower bid-ask spreads than their single name counterparts, provide more flexibility in terms of trading sizes, and have obvious advantages as a means of gaining exposure to a particular credit market as a whole.  However, the Initial Funds would have the authority to enter into single name CDS Contracts.  The Initial Funds will not normally invest in the debt securities of the Reference Entities underlying the CDS Contract in which they invest.

The Initial Funds will typically enter into CDX Contracts having a term or “tenor” of approximately five years (i.e., that require the protection buyer and protection seller to make the payments specified under the CDX Contract for a five year period).  In order to achieve performance that corresponds generally with that of the relevant credit market (or the inverse of such performance), each Fund typically will replace the prior five year CDX Contract with the newly issued, or so-called “on-the-run,” CDX Contract on the date that it is issued or reasonably soon thereafter.

As noted above, CDS Contracts are privately negotiated arrangements.  There is generally no secondary market for CDS Contracts, and a party’s exposure under a CDS Contract can typically be eliminated only through a termination or assignment of the Contract or by entering into an offsetting CDS Contract.  Therefore, to maintain appropriate liquidity, an Initial Fund will only enter into CDS Contracts which are Cleared Transactions or are with counterparties that agree to provide the Fund on a daily basis with executable price quotes at

8
Typically, the Initial Funds will enter into the on-the-run series of the CDX Contract on the Markit CDX.NA.IG index (for the Investment Grade Funds) and the on-the-run series of the CDX Contract on the Markit CDX.NA.HY index (for the High Yield Funds).  The Initial Funds may also enter into CDS Contracts other than CDX Contracts that are based on baskets of Reference Entities if such alternative basket-based contracts are developed and gain market acceptance.

which a specified range of notional amounts of CDS Contracts with that counterparty could be terminated.9

The collateral required to be provided by an Initial Fund to CDS Contract counterparties to secure its obligations under such Contracts will generally represent a small portion of the notional amount of the Contracts.  Therefore, each Fund will typically maintain most of its assets in U.S. Treasury bills (i.e., direct obligations of the U.S. government with maturities of one year or less when they are issued), but may also make short-term investments in repurchase agreements and money market mutual funds (U.S. Treasury bills, repurchase agreements and money market instruments, collectively, “Short-Term Investments”).10  In addition to CDS Contracts and Short-Term Investments, each Initial Fund may invest up to 20% of its net assets in interest rate swaps, futures contracts, and other derivative instruments, but only in furtherance of its investment objective.

4.          Benefits of Funds to Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units.  One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Exchange

9
Applicants do not believe that the presence of such a requirement in the ISDA documentation entered into between the Funds and their counterparties would have any effect on the quotations provided by such counterparties.  CDS Contracts are often closed out before the end of their stated term, and counterparties would not be asked to close out an Initial Fund’s CDS Contracts by a process that substantially differs from the process it uses with other market participants.

10
The Initial Funds generally intend to require cash settlement under their CDS Contracts.  With respect to cash-settled CDS Contracts, an Initial Fund will segregate on the books of its custodian assets necessary to meet any accrued payment obligations to the counterparty when it is a protection buyer (typically, the Inverse Funds will be protection buyers).  As a protection buyer, an Initial Fund’s potential liability is limited to the periodic payments made for such protection.  When an Initial Fund is a protection seller (typically, the Direct Funds) and the CDS Contract requires cash settlement, the Fund will segregate an amount equal to its daily marked-to-market obligation (i.e., the Fund’s liability under the Contract as of that day, if any, including any cash settlement payments that are due), rather than the full notional amount of the Contract.

versus the cost of creating or redeeming a Creation Unit.  As described below, the Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market.  Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per share (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.  Applicants also expect that the Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking an investment that will fluctuate in response to changes in the credit quality or perceived credit quality of the debt securities of corporate issuers, but that will not fluctuate significantly in response to changes in market interest rates.

As in the case of index-based ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; offer relatively low expenses compared to other investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest income received from portfolio securities and other portfolio investments (“Portfolio Securities”).

5.          Benefits of Section 12(d) Relief

If Section 12(d)(1) relief is granted, the Funds will offer the Investing Funds the benefits noted above.  For example, the Initial Funds will offer a simple and efficient way to gain direct or inverse exposure to the high yield or investment grade credit market.

C.         Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record, or registered, owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”).  Shareholders will exercise their rights in such securities indirectly through DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Fund Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of DTC and DTC Participants.

D.         Exchange Listing

The Shares will be listed on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a market maker and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.7 No Market Maker for Shares of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of, the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below. Shares may also be cross-listed on one or more foreign securities markets.11.

E.         Sales of Fund Shares

Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  Due to the limited transferability of CDS Contracts, Creation Units of the Initial Funds generally will be purchased in exchange for the deposit, by the purchaser, of an amount of cash (the “Fund Deposit”) equal to a Fund’s NAV per Creation Unit next determined after receipt of the purchase order.  Each Fund will issue and sell Shares on any “Business Day,” which is defined as any day that a Fund is open for business, including as required by Section 22(e) of the 1940 Act.  The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each Business Day. The price of Shares trading on the Exchange will be based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.

11
If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

Purchases and sales of Shares on the Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

For purposes of calculating the NAVs of the Initial Funds, CDS Contracts will be valued based on the daily settlement price as established by ICE Trust12. The daily settlement price is made publically available on the ICE Trust’s website as well as numerous third party platforms.

Although as noted above Creation Unit purchases for the Initial Funds generally will be made in exchange for an all-cash payment, a Future Fund, or possibly in the future an Initial Fund, may specify that Shares be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), designated by the Adviser, together with the deposit or refund of a specified cash payment as the case may be (“Cash Component” and, collectively with the Deposit Securities, also a Fund Deposit).  To the extent that in-kind purchases and redemptions are utilized, the Deposit Securities and the Redemption Securities (as defined below) will correspond pro rata to the applicable Fund’s portfolio.13 The Deposit Securities and the Redemption Securities will be the same for all Authorized Participants. The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value per Creation Unit of the Deposit Securities.

12
ICE Trust establishes a daily settlement price for all cleared CDS instruments, using a pricing process developed specifically for the CDS market by ICE Trust. ICE Trust clearing participants are required to submit prices on a daily basis. ICE Trust conducts an auction process daily which results in periodic trade executions between its clearing participants. This process determines the daily settlement prices, which are validated by the ICE Trust Chief Risk Officer and used for the daily mark-to-market valuations. The process has been developed and is conducted under regulatory supervision of the New York Federal Reserve Bank and the New York State Banking Department.

13
There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots. A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

Such an “in-kind” policy would be utilized to minimize portfolio turnover and brokerage expenses.  However, at times a Fund may conclude that operating on an exclusively “in-kind” basis may present operational problems for the Fund.  Those circumstances may include situations when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for trading by an Authorized Participant (defined below) or the investor for which it is acting.  Therefore, Funds that utilize an “in-kind” policy may permit, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the Deposit Securities.

A Fund that ordinarily requires that Creation Units be purchased in-kind would reserve the right to determine that Creation Units of such Fund may be purchased on a cash-only basis.  Such a decision to permit cash-only purchases of Creation Units would be made if the Trust and the Adviser believed that such method would minimize the Trust’s transactional costs or would enhance the Trust’s operational efficiencies.  For example, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand for the Trust to make the necessary purchases.  If a Fund were to receive Deposit Securities on such a day, it would have to sell many of such securities and acquire new securities, thus incurring transaction costs that could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

When in-kind purchases are specified, the Funds’ Custodian, in consultation with the Adviser, will make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous Business

Day) for the relevant Fund.  Such Fund Deposit will be applicable, subject to any adjustments as described above, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available.  In the same manner, the Custodian also will make available the previous day’s Cash Component as well as the estimated Cash Component for the current day.

In order to defray the transaction expenses that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers.  The exact amounts of such Transaction Fees will be determined separately for each Fund.  The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.  The maximum Transaction Fees applicable with respect to each Fund, and any variations or waivers thereof, will be fully disclosed in the Fund’s prospectus (the “Prospectus”) and the method of calculating these Transaction Fees will be fully disclosed in the Prospectus or Statement of Additional Information (“SAI”) of such Fund.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the purchase and sale of Portfolio Securities for the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units will be aggregations of at least 100,000 Shares.  The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

Creation Units may be purchased through orders placed by the Distributor through an “Authorized Participant” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency that is registered with the Commission (the “NSCC”), or (2) a DTC Participant, which in either case has executed an agreement with the Trust, the Distributor and the Transfer Agent, with respect to creations and redemptions of Creation Units (“Participant Agreement”).  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  The Distributor will be responsible for transmitting orders to the Funds.  Authorized Participants must follow the creation procedures specified in Section G.2. herein under “Settlement and Clearing of Funds.”  As discussed below, in certain instances an Authorized Participant or an affiliated person of an Authorized Participant may also be a counterparty with which a Fund enters into CDS Contract transactions.

If sent by U.S. mail, all orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time (“ET”)) (the “Closing Time”) on the date such order is placed, as described in the Participant Agreement, in order for the transaction to be effected based on the NAV of Shares as next determined on such date.  Mail is received periodically throughout the day.  When mail is received, it is opened and time stamped.  If an order to create a Creation Unit is received by U.S. mail by 4:00 p.m., the order will be effected based on the NAV of Shares as next determined on such date.

The Trust will also extend the privilege to transmit creation orders by other means, including the use of telephone, facsimile, and other electronic means of communication.  Any request to purchase a Creation Unit that is sent by telephone or by any means other than the U.S. mail must be received by 3:00 p.m. ET (or later, as determined by the Adviser from time to time, or earlier as determined by the Adviser from time to time in response to the close of the Exchange before 4:00 p.m.) in order to be processed on the day that it is transmitted (the “Transmittal Date”).  Unless the Adviser determines to accept creation orders after 3:00 p.m. on a specific Business Day, creation orders transmitted by any means other than U.S. mail and received by the Trust between 3:00 p.m. and 4:00 p.m. ET will be rejected and must be resubmitted on the following Business Day.  In the event the Adviser determines to accept purchase orders between 3:00 p.m. and 4:00 p.m. ET by means other than U.S. mail, the ability to submit such orders will be disclosed and available to all prospective purchasers on an equal basis, and such purchasers will receive the NAV of the Fund calculated that day as of 4:00 p.m. ET.

The Distributor may reject any order to purchase Shares that is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes.  Examples of such circumstances include:  acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, DTC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.  When the Custodian has confirmed that the required cash and/or securities included in the Fund Deposit have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Trust will issue and cause delivery of the Creation Unit of a Fund.  (See Section G.2 herein for additional information regarding creation procedures.)

F.          Pricing

The price of Shares trading on the Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or a Fund.  Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges.  Applicants believe that a convenient price range for trading of Shares on the Exchange will be in the range of $50-$250 per Share.  Therefore, the price of a

Creation Unit is expected to range from $5,000,000 (assuming a Creation Unit of 100,000 Shares at the lowest price of $50) to $25,000,000 (assuming a Creation Unit of 100,000 Shares at the highest price of $250).

G.         Redemption

1.          In General

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund.  Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund.  Like purchases of Creation Units, redemptions of Creation Units of the Initial Funds generally will be made in exchange for an all-cash payment (a “Redemption Payment”).  The Trust will redeem Shares of each Fund on any Business Day.  Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.

To the extent that in-kind redemptions are specified for a Fund, Shares will be redeemed in Creation Units in exchange for a particular portfolio of securities (“Redemption Securities”).14  The Trust’s Custodian, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m. ET) on each Business Day, the list of Deposit Securities (the “Creation List”) that will be applicable to a purchase and the list of Redemption Securities (the “Redemption List”) that will be applicable to redemption requests received in proper form on that day (each such list subject to possible amendment or correction in light of an

14
A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

administrative error in compiling such list).  In some instances, the Creation List may differ slightly from the Redemption List.  The Creation List and the Redemption List may differ in order to assist the Adviser in rebalancing a Fund or as the result of corporate actions15.

At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Redemption Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities, which could occur, for example, because of another transaction with or for the issuer of those securities.  One such situation could be the presence of the securities on an investment banking firm’s restricted list.  The Applicants currently contemplate that, unless cash redemptions are available or specified for a Fund, the Redemption Payment for a Creation Unit generally will consist of Redemption Securities plus or minus a “Cash Redemption Amount” as the case may be.  The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Redemption Securities.  To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

15
Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Subadviser or any other investment adviser to a Fund have or, prior to acting as investment adviser to a Fund, will have adopted written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and any Subadviser or any other investment adviser to a Fund have also adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent and detect the misuse of material non-public information in violation of the Advisers Act, Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (its ”Inside Information Policy”). In addition, like the Adviser, Subadvisers, and any other investment advisers, any Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule. In accordance with the Code of Ethics and Inside Information Policy of the Adviser, Subadvisers, or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation List will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Redemptions will occur through procedures that are analogous (in reverse) to those for purchases.  The Trust will accept redemption orders transmitted by U.S. mail up to 4:00 p.m. ET.  The Trust will also extend the privilege to transmit transaction orders by other means.  These additional means include the use of telephone, facsimile and other electronic means of communication.  Any request for redemption on a Transmittal Date that is sent by telephone or by any means other than the U.S. mail must be received by 3:00 p.m. ET (or later, as determined by the Adviser from time to time, or earlier, as determined by the Adviser from time to time in response to the close of the Exchange before 4:00 p.m. ET), and must clearly state the number of Creation Units which will be transferred for redemption.  This policy is consistent with the policies currently employed by other fund complexes that have a different cut off time for transaction orders transmitted by telephone, facsimile and other electronic means of communication versus transactions facilitated by other means.  Custom redemptions orders must be received by the Distributor no later than 3:00 p.m. ET.16

A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.

2.          Settlement and Clearing of Fund Shares

Fund Deposits and Redemption Payments will settle via free delivery through the Federal Reserve System, and Deposit Securities and Redemption Securities will settle in accordance with customary practice for the particular securities.  The Shares will settle through DTC.  The Custodian will monitor the movement of the Fund Deposit and will instruct the movement of the Shares only upon validation that the Fund Deposit has been transferred.

16
Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to replace any Redemption Securities that may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

DTC or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants.  Shares will be registered in book entry form only, which records will be kept by DTC.

More specifically, creation transactions will settle as follows:  on settlement date (T+1) an Authorized Participant will transfer the applicable Fund Deposit to the Custodian through the Federal Reserve System and/or by the customary means of settlement for Deposit Securities.  Once the Custodian has verified the receipt of the Fund Deposit (or in the case of the failed delivery of Deposit Securities, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered), the Custodian will notify the Distributor and the Adviser.  The Fund will issue Creation Units of Shares and the Transfer Agent will deliver the Shares to the Authorized Participant through DTC.  DTC will then credit the Authorized Participant’s DTC account.  The clearance and settlement of redemption transactions essentially reverses the process described above.  After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Payment.  On T+1, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer the Redemption Payment to the Authorized Participant through the Federal Reserve System (or, in the case of Redemption Securities, through their customary means of settlement).

Shares of each Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants.  Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an in-kind purchase of Creation Units.  In the case of failed delivery of one or more Deposit Securities, the

Fund will hold the collateral until the delivery of such Deposit Security(ies).  In any case, the Funds will be protected from failure to receive the Fund Deposit because the Custodian will not effect the Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Fund Deposit (or collateral for failed Deposit Securities).  In the case of redemption transactions, the Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fund’s side of the transaction (the delivery of the Redemption Payment) until the Fund’s Transfer Agent has received confirmation of receipt of the Authorized Participant’s incoming Creation Units.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Funds.17

H.         Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis.  Distributions of realized securities gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.  Dividends and other

17
Applicants note that Shares of the Funds typically will trade and settle in the secondary market on a trade date plus three business days  (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T+3 settlement date.  As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares may trade in the secondary market at a price that reflects interest and coupon payments on fixed income securities due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds.  The Specialists, Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares.  Dividend payments will be made through DTC and DTC Participants to beneficial owners with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (1) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

I.          Shareholder Transaction and Operational Fees and Expenses

No sales charges for purchases of Shares of any Fund will be imposed.  Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Prospectus.

All other expenses incurred in the operation of the Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party.  The Adviser will pay all operating expenses of the Initial Funds out of its investment advisory fee, except interest expense and taxes (both expected to be de minimis), any brokerage expenses or other transaction costs, any distribution fees or expenses that may be authorized in the future, and extraordinary expenses.  If not assumed by the Adviser or another party, any operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund.  Such expenses may include, but will not be limited to, the following:  investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund.  If not assumed by the Adviser or another party, common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund.  Such expenses may include, but will not be limited to, the following:  fees and expenses of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust; legal and audit fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums.  All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis.

J.          Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service that uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

K.         Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

1.          In General

The Funds’ website (www.etspreads.com), which will be publicly available prior to the public offering of Shares, will include a form of the Prospectus for each Fund that may be downloaded.  The website will include additional quantitative information updated on a daily basis, including, for each Fund:  (1) daily trading volume, the prior Business Day’s reported closing price, NAV and mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),18 and a calculation of the premium and discount of the Bid/Ask Price against the NAV; and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.  On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.19  The website and information will be publicly available at no charge.

Investors interested in a particular Fund can also obtain the Trust’s SAI, each Fund’s Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year.  The Trust’s SAl and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

18
The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV.  The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

19
Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company.  Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information is expected to be published daily in the financial section of newspapers.

2.          IIV Calculation

The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, an estimate of the current value of a Fund’s Portfolio Securities and other assets (the “Indicative Intra-Day Value” or “IIV”).  An unaffiliated third-party retained by the Trust (the “Calculation Agent”) will calculate the IIV throughout the trading day for each Initial Fund by  (i) calculating the marked-to-market gains/losses of CDS Contracts and other financial instruments held by the Fund on the basis described below, (ii) calculating the value of the Fund’s Short-Term Investments and other assets, (iii) adding the marked-to-market gains and losses on the financial instruments and the value of the other assets of the Fund to arrive at an asset value, and (iv) dividing that asset value by the total shares outstanding to obtain a current IIV.

Gains and losses on CDS Contracts will be determined for purposes of calculating the IIV based on market quotations regularly received from third-party subscription services.20  These quotations may include prices at which transactions were actually executed, “executable quotations,” which provide a firm price at which the dealer would buy or sell a specified notional

20
Dealer quotations on a particular CDS Contract will typically be provided notwithstanding a default by a Reference Entity under that Contract.  Of course, the amount at which the CDS Contract will be bought or sold will be affected by such a default.

amount of CDS Contracts, and “indicative quotations,” which, while not necessarily executable, provide an indication of the price at which such dealer would buy or sell a specified notional amount.  The Funds will not be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.  The IIV will not be calculated on days that dealers in CDS Contracts are typically closed but the Exchange is typically open (currently, Columbus Day and Veterans’ Day).21

In addition, because information about the intra-day prices of CDS Contracts is readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intra-day value of the Initial Funds and to use this information to take advantage of arbitrage opportunities.  According to the ISDA Market Survey, the total notional amount of CDS Contracts outstanding increased from $632 billion in 2001 to over $26.2 trillion in 2010.  The CDS Contract market, by providing an additional method for obtaining or hedging exposure to the price movements of corporate bonds, increases the liquidity and accessibility of the market for corporate bonds, and is in fact larger and viewed by market participants generally as more liquid than the underlying market for corporate bonds.  Furthermore, swap traders, including the desks of the Authorized Participants, need to continually assess the value of both single name CDS Contracts and CDX Contracts.

Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on CDS Contracts, including CDX Contracts, from dealers.

21
The spreads in the market trading prices of Initial Fund Shares may widen on these days.  However, Authorized Participants and other market professionals can make their own assessments of the value of Initial Fund holdings on these days as discussed below, and one would in any case expect any widening of spreads to be reduced quickly on the next Business Day.  In addition, fixed income ETFs face essentially the same price discovery issues as would the Initial Funds, whether or not IIVs for those funds are calculated on those days, since the trading markets in fixed income securities are effectively closed on those days.  Finally, trading in Initial Fund Shares can itself serve as an instrument for price discovery on such days.

Authorized Participants and other market participants can also obtain CDS Contract prices by subscription from third parties through on-line services.  Authorized Participants would generally have access to similar pricing information regarding a Fund’s Short-Term Investments.

Another source of intra-day information about CDS Contract prices is the market for over-the-counter corporate bonds on which the CDS Contracts are based.  The increase in the size of the corporate bond market over the past several years indicates that there is a significant amount of information available about the intra-day pricing of corporate bonds and that the amount of such information is increasing.  The total amount of corporate bonds issued in 2010 as measured by SIFMA Research Quarterly 02/11 was approximately $1.015 trillion, up from $902 billion in 2009.  Investment grade issuance remained flat at approximately $752 billion while high yield issuance reached record levels at $263 billion, a 77.9% increase over 2009.  Several dozen broker-dealers, banks and other institutions now participate in both the investment grade and high-yield bond markets and actively “make markets” by offering to buy and sell bonds at quoted prices.  The existence of strong investor demand and an active trading market indicate that information about intra-day prices of corporate bonds is readily available.  Because CDS Contracts represent the credit risk component of corporate bonds, and the effect of interest rate changes on the prices of corporate bonds is readily calculable, market professionals should be able to obtain substantial information about the intra-day value of CDS Contracts based on data on the intra-day value of the underlying corporate bonds.  While short-term variations between the bond and CDS Contract markets do arise, and may occur more frequently when such markets are volatile, the value of the underlying debt securities is nonetheless important and useful in valuing related CDS Contracts.

One source of bond price information is FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”).  TRACE reports executed prices on corporate bonds, including high-yield bond transactions.  The development of the TRACE System provides further evidence that transparency in the bond market is increasing.  As of December 31, 2010, the TRACE system reported intra-day executed prices on 16,677 investment grade bonds and 9,210 high-yield bonds.  TRACE reported prices are available without charge on the FINRA website on a “real time” basis (subject to a fifteen minute delay) and also are available by subscription from various information providers (e.g., Bloomberg).  In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in corporate bonds, have access to intra-day corporate bond prices from a variety of sources other than TRACE.

L.         Sales and Marketing Materials;  Prospectus Disclosure

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund.  Instead, each Fund will be marketed as an “exchange-traded fund.”  No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds.  Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

With respect to the Prospectus, SAI, and Shareholder Reports, the same approach will be followed.  For example, with respect to disclosure in the Prospectus concerning the description of a Fund and its Shares, each Fund will observe the following policies:  (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end investment company” will be used in the Prospectus only to the extent required by Form N-1A, and this phrase will not be included on the Prospectus cover page or summary; (3) the front cover page of the Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that the Shares will be listed on the Exchange and will be redeemable in Creation Units only; (4) the Prospectus will disclose that the owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only; and (5) the Prospectus will disclose that the secondary market price of a Share may be less, more, or equal in value to the NAV.  The material aspects of the Adviser’s investment methodology will be disclosed in the Prospectus.  More detailed information in this regard will be included in the SAI.  The purchase, redemption and exchange trading features will be explained in appropriate detail in the Prospectus.  The detailed explanation of the issuance and redemption procedures for Creation Units will be included in the SAI.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities.  Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

The Prospectus will also state that while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit, indicating the estimated cost of a Creation Unit of each Fund (based on the NAV of Shares as of a recent date) and referring to the SAI for details.  As discussed in Condition A.5 hereof, after a Fund has traded for twelve months or more, the Prospectus and annual report will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV.

M.        Third-Party Broker-Dealer Issues

A Prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act of 1933, as amended (the “Securities Act”), may be occurring.  Brokers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  The Prospectus will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

The Prospectus will also state that dealers that are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.  Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Exchange upon request.  The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange.  Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

II.	Funds of Exchange-Traded Funds

A.         The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested order.  The Investing Funds will not be part of the same group of investment companies as the Funds.  Each Investing Trust will have a sponsor (“Sponsor”) and each

Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser.  Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”).  Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.         Proposed Transactions

Applicants request an exemption to permit Investing Funds to acquire Shares of a Fund beyond the limits of Section 12(d)(1)(A).  Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Investing Funds beyond the limits of Sections 12(d)(1)(B) of the Act.  Investing Funds do not include the Funds.

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act.  The requested exemption would permit the Investing Funds to acquire Shares in each of the Funds beyond the limitations of Section 12(d)(1)(A).  Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its shares from, an Investing Fund that owns 5% or more of the Shares of each Fund.

C.         Fees and Expenses

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs.  Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges.  Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions.  For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units.  Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses.  As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.         Conditions and Disclosure Relating to Section 12(d)(1) Relief

Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser, or an entity controlling, controlled by or under common control with the Adviser, as the Investing Fund Adviser or Sponsor.  To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund.  The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief.  The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

III.	Request for Exemptive Relief and Legal Analysis

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

A.         Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.  Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities.  In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund.  Creation Units are always redeemable in accordance with the provisions of the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market.  Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow for current index-based ETFs to redeem their shares only in Creation Units.  While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent.  As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that that exists in the case of index-based ETFs.  Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion.  Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.         Section 22(d) of the 1940 Act and Rule 22c-l Under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus.  Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV.  Shares of each Fund will be listed on the Exchange.  The Shares will trade on and away from the Exchange22 at all times on the basis of current bid/ask prices.  Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1.  The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-l with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or

22	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

discriminatory manipulation.  In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.  The Applicants contend that the proposed distribution system also will be orderly.  Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit.  Therefore, no dealer should have an advantage over another Broker in the sale of Shares.  In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions that allow ETF shares to trade at negotiated prices.  With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.  The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.         Section 17(a) of the 1940 Act

While the purchases and redemptions of Creation Units of the Initial Funds are initially expected to be effectuated entirely in cash, in-kind purchases and redemptions for the Initial Funds as well as for Future Funds may be effectuated at some future time.  Consequently, Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company . . . , or any affiliated person of such a person, promoter or principal underwriter, acting as principal . . . knowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company . . . , or any affiliated person of such a person, promoter or principal underwriter, acting as principal . . . knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person,” and pursuant to Section 2(a)(3)(C) of the Act, “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as:

the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission shall grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Past applications have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the 1940 Act as well.  Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5% owners of such Funds, and one or more may hold in excess of 25% of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C).  For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing a Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund.  Similarly, Sections 17(a)(1) and 17(a)(2) could be read to prohibit such holders of Shares from acting as counterparties with respect to the Funds’ CDS Contract transactions.  Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5% or more of such Fund’s securities.  Also, the Specialist or Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5% or more of such Fund’s securities in connection with such Specialist’s or Market Maker’s market-making activities.  In addition, one or more holders of Shares, or the Specialist or Market Maker, might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C).

1.          In-Kind Transactions

Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following:  (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding

5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind”23.

Applicants assert that no useful purpose would be served by prohibiting these affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund.  All will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed in Section I.G, “Redemption.”

The Applicants also note that the ability to take deposits and make redemptions in-kind could aid in achieving a Fund’s objectives.  Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund would be identical to that used for calculating in-kind purchase or redemption values and

23
Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

2.          Conclusion

For the reasons set forth above, Applicants believe that:  (1) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general purposes of the 1940 Act, and (2) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act.

D.         Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.          Exemption Under Section 12(d)(1)(J)

The National Securities Markets Improvements Act of 1996 (“NSMIA”)24 added Section 12(d)(1)(J) to the Act.  Section 12(d)(I)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”25  Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Investing Fund enter into an FOF Participation Agreement with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.26

24	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

25	HR 622, supra.

26	Id. at 43-44.

2.          Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.27  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.28  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.29

Congress tightened Section l2(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).30  These new abuses included:  (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).31

27	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

28	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

29	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

30	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

31	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants propose a number of conditions designed to address these concerns.

Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A).  The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order.  Condition B.1 limits the ability of an Investing Fund’s Advisory Group and an Investing Fund’s Subadvisory Group (each defined below) (individually, or in the aggregate) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor.  For purposes of this Application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser.  The condition does not apply to the Investing Fund Subadviser Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate.  “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by, or under common control with any of those entities.  “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Conditions B.2-B.5 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor or employee is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund.  To the extent an Investing Fund purchases Fund Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Fund Shares in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under condition B.9, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, conditions B.10 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under condition B.10, an Investing Fund Advisor, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees receive pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund.  Condition B.10 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser.  Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 283032.

The FOF Participation Agreement will also include an acknowledgement from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company33.  No Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.  Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund that is in turn able to invest in another investment company in excess of such limits.  In addition to avoiding excess complexity, the fact that the Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

E.         Discussion of Precedent

32	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

33
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the Act.  The FOF Participation Agreement also will include this acknowledgement.

Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the exemptive relief obtained by WEBS Index Fund,34 CountryBaskets,35 Select Sector SPDR Trust,36 iShares,37 the Vanguard Index Funds,38 Fresco Index Shares Funds39 and PowerShares Exchange Traded Fund Trust.40

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is virtually identical to the exemptive relief obtained by SuperTrust,41 Diamonds Trust,42 the Nasdaq-100 Trust,43 WEBS Index Fund,44 Select Sector SPDR Trust,45 CountryBaskets,46 iShares,47 the

34	See In the Matter of the Foreign Fund, Inc., et al., Investment Company Act Release Nos. 21803 (March 5, 1996) (order) and 21737 (Feb. 6, 1996) (notice).

35	See CountryBaskets Index Fund, Inc., Investment Company Act Release Nos. 21802 (March 5, 1996) (order) and 21736 (Feb. 6, 1996) (notice).

36	See In the Matter of the Select Sector SPDR Trust, et al., Investment Company Act Release Nos. 24666 (Sept. 25, 2000) (order) and 24631 (Sept. 7, 2000) (notice).

37
See In the Matter of Barclays Global Fund Advisors, Investment Company Act Release Nos. 24451 (May 12, 2000) (order) and 24394 (April 17, 2000) (notice) and iShares Trust, et al., Investment Company Act Release Nos. 29172 (March 10, 2010) (order) and 29129 (Feb. 16, 2010) (notice).

38	See In the Matter of Vanguard Index Funds, et al., Investment Company Act Release Nos. 24789 (December 12, 2000) (order) and 24680 (October 6, 2000) (notice).

39	See In the Matter of UBS Global Asset Management (US) Inc., et al., Investment Company Act Release Nos. 25767 (October 11, 2002) (order) and 25738 (September 18, 2002) (notice).

40	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 25985 (March 28, 2003) (order) and 25961 (March 4, 2003) (notice).

41	See In the Matter of the SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release Nos. 17809 (Oct. 19, 1990) (order) and 17613 (July 25, 1990) (notice).

42	See In the Matter of Diamonds Trust, et al., Investment Company Act Release Nos. 22979 (Dec. 30, 1997) (order) and 22927 (Dec. 5, 1997) (notice).

43	See In the Matter of the Nasdaq-100 Trust, et al., Investment Company Act Release Nos. 23702 (Feb. 22, 1999) (order) and 23668 (Jan. 27, 1999) (notice).

44	See In the Matter of The Foreign Fund, Inc., et al., supra note 34.

45	See In the Matter of the Select Sector SPDR Trust, supra note 36.

46	See In the Matter of CountryBaskets Index Fund, Inc., supra note 35.

47	See In the Matter of Barclays Global Fund Advisors, et al., supra note 37.

Vanguard Index Funds,48 the Fresco Index Shares Funds49 and the PowerShares Exchange Traded Fund Trust.50

Applicants’ requested relief with respect to Sections 17(a) and 17(b) to permit certain affiliated persons or second tier affiliates to transact in-kind with the Funds in Creation Units is virtually identical to the exemptive relief obtained by the Diamonds Trust,51 the Nasdaq-100 Trust,52 WEBS Index Fund,53 Select Sector SPDR Trust,54 Country Baskets,55 iShares,56 the Vanguard Index Funds,57 Fresco Index Shares Fund58 and PowerShares Exchange Traded Trust.59

The requested relief from Section 17(a) to permit Funds that are affiliated persons or second-tier affiliates of Investing Funds to sell shares to and redeem shares from and engage in the in-kind transactions that would accompany such sales and redemption with the Investing Fund is virtually identical to the exemptive relief obtained by iShares.

The requested relief with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission recently has granted to other applicants who sought relief

48	See In the Matter of Vanguard Index Funds, et al., supra note 38.

49	See In the Matter of UBS Global Asset Management (US) Inc., et al., supra note 39.

50	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., supra note 40.

51	See In the Matter of Diamonds Trust, et al., supra note 42.

52	See In the Matter of the Nasdaq-100 Trust, et al., supra note 43.

53	See In the Matter of The Foreign Fund, Inc., et al., supra note 34.

54	See In the Matter of the Select Sector SPDR Trust, supra note 36.

55	See In the Matter of CountryBaskets Index Fund, Inc., supra note 35

56
See In the Matter of Barclays Global Fund Advisors, et al., supra note 37 and see iShares Trust, et al., Investment Company Act Rel. Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order) as precedent for the relief from Section 17(a) in conjunction with the sale and redemption of Shares by the Funds to and from Investing Funds.

57	See In the Matter of Vanguard Index Funds, et al., supra note 38.

58	See In the Matter of UBS Global Asset Management (US) Inc., et al., supra note 39.

59	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., supra note 40.

for similar structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.60 Applicants confirm that the Funds will be organized as registered open-end investment companies and not UITs. References made to relief applicable to UITs are for illustration only.

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs. While the Funds are technically actively managed ETFs, Applicant does not believe that the Funds raise any significant new regulatory issues. As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs. The relief being requested is substantially identical in all material respects to the relief recently granted in exemptive applications involving actively managed ETFs.61 In addition, if proposed Rules 6c-11 and 12d1-4 under the 1940 Act are adopted, these rules would provide Applicants the substantive relief it is seeking in the Application.

Finally, as required under Condition A.7 of the Application, neither the Advisor nor any Subadvisor will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly. This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through

60	See In the Matter of Barclays Global Fund Advisors, supra note 37.

61
See e.g., In the Matter of Pacific Investment Management Company, LLC et al., Investment Company Act Release Nos. 28949 (Nov. 10, 2009) (order) and 28993 (Oct. 20, 2009) (notice); In the Matter of PowerShares Actively Managed Exchange-Traded Trust, et al., Investment Company Act Release Nos. 28171 (February 27, 2008)(order) and 28140 (February 1, 2008)(notice); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28173 (February 27, 2008)(order) and 28146 (February 6, 2008)(notice); In the Matter of Wisdom Tree Trust, et al., Investment Company Act Releases Nos. 28174 (February 27, 2008)(order) and 28147 (February 6, 2008)(notice); and In the Matter of Bear Stearns Active ETF Trust, et al., Investment Company Act Release Nos. 28172 (February 27, 2008)(order) and 28143 (February 5, 2008)(notice).

the in-kind creation and redemption process and is designed to insure that the Advisor and/or any Subadvisor will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the 1940 Act. In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based and actively managed ETFs, is equally applicable to the Funds.

IV.	Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.         Actively-Managed Exchange-Traded Fund Relief

1.          As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

2.          Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.          The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.          On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

5.          The Adviser or Fund Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

6.          The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.         Section 12(d)(1) Relief

1.          The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.          No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.          The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.          Once an investment by an Investing Fund in Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.          No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

6.          The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.          Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8.          Before investing in a Fund in excess of the limit in Section 12(d)(l)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or Trustees and Sponsors, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.          Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

10.        The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund.  Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser.  In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

11.        Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.        No Fund relying on this section 12(d)(1) relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

V.	Names and Addresses

The following are the names and addresses of the Applicants:

Exchange Traded Spreads Trust
44 Montgomery Street
Suite 2100
San Francisco, CA 94104

ETSpreads, LLC
44 Montgomery Street
Suite 2100
San Francisco, CA 94104

ALPS Distributors, Inc.
1290 Broadway
Suite 1100
Denver, CO 80203

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VI.	Authorization and Signatures

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Amended and Restated Application dated

April 28, 2011 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Exchange Traded Spreads Trust has caused this Amended and Restated Application to be duly executed on its behalf in the city of San Francisco in the state of California on the 28th day of April, 2011.

EXCHANGE TRADED SPREADS TRUST

By:                    /s/ Stephen C. Rogers
Name:                    Stephen C. Rogers
Title:                      Trustee

ETSpreads, LLC has caused this Amended and Restated Application to be duly executed on its behalf in the city of San Francisco in the state of California on the 28th day of April, 2011.

ETSPREADS, LLC

By:           CCM Partners, LP, its managing member
By:           RFS Partners, LP, the general partner of CCM Partners, LP
By:           Richard F. Shelton, Inc., the general partner of RFS Partners, LP

By:                    /s/ Stephen C. Rogers
Name:                    Stephen C. Rogers
Title:                      President

ALPS Distributors, Inc. has caused this Amended and Restated Application to be duly executed on its behalf in the city of Denver in the state of Colorado on the 28th day of April, 2011.

ALPS Distributors, Inc.

By: _/s/ Thomas A, Carter     ________
Name:   Thomas A. Carter
Title:      President

State of California                                           )
County of San Francisco                                  )

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated April 28, 2011 for and on behalf of Exchange Traded Spreads Trust; that he is Trustee of such company; and that all actions taken by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Amended and Restated Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:                      /s/ Stephen C. Rogers
Name:                      Stephen C. Rogers

Subscribed and sworn to before me, a notary public, this 28th day of April, 2011.

/s/ Bettina Suzanne Jefferis
Notary Public

My commission expires: 12/18/2014

State of California                                           )
County of San Francisco                                  )

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated April 28, 2011 for and on behalf of ETSpreads, LLC; that he is the President of the general partner of the general partner of the managing member of such company; and that all actions taken by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this Amended and Restated Application have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:                      /s/ Stephen C. Rogers
Name:                      Stephen C. Rogers

Subscribed and sworn to before me, a notary public, this 28th day of April, 2011.

/s/ Bettina Suzanne Jefferis
Notary Public

My commission expires: 12/18/2014

State of Colorado                                )
County of Denver                                )

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated April 28, 2011 for and on behalf of ALPS Distributors, Inc.; that he is the President of such company; and that all actions taken by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Amended and Restated Application have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ Thomas A. Carter
Name:  Thomas A Carter
            President

Subscribed and sworn to before me, a notary public, this 28th day of April, 2011.

/s/ Patricia P. Lobato
Notary Public

My commission expires 10/27/2012

70